06012457

RECEIVED

2006 APR 12 A 11:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

April 7, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: <u>Schwarz Pharma AG (File No. 82-4406)</u>

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated April 6, 2006.
2. Press Release, dated April 7, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED

APR 12 2006

THOMSON FINANCIAL

DW 4/12

17357654

File No.: 82-4406

SCHWARZ PHARMA

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Press Release - Phase III Data on Fesoterodine to be Presented at the EAU Congress

Phase III Data on Fesoterodine to be Presented at the EAU Congress

Data of a phase III trial with fesoterodine being investigated for the treatment of overactive bladder (OAB) will be presented at the congress of the European Association of Urology (EAU) April 5-8 in Paris, France.

April 7, 2006 - For the first time, SCHWARZ PHARMA will be presenting the results of a phase III trial with fesoterodine for the treatment of OAB, which was conducted in Europe and other regions. It will be presented as oral poster presentation at the EAU congress in Paris. In this trial, both fesoterodine doses demonstrated statistically significant and clinically relevant improvements over placebo in all primary variables. Both doses of fesoterodine were generally well tolerated.

"The reduction seen in urgency incontinence is particularly relevant since urgency and urgency incontinence represent the most troublesome symptoms experienced by patients with overactive bladder" said Mr. Chris Chapple MD, Department of Urology, Royal Hallamshire Hospital, Sheffield, UK, and principal investigator of this phase III trial.

In this double-blind, placebo- and active-controlled controlled phase III trial the efficacy, tolerability and safety of fesoterodine was studied. A total of 1,135 patients were randomized and began a two-week placebo run-in phase followed by a 12-week treatment period. The primary variables were change in average number of micturitions per 24 hours, change in average number of urge incontinence episodes per 24 hours and treatment response, derived from a self-assessed Treatment Benefit Scale following a most recent European regulatory guideline. Patients received once daily placebo, 4mg or 8mg fesoterodine or the active comparator (tolterodine extended release).

Both the 4 and 8mg doses of fesoterodine demonstrated statistically significant and clinically relevant improvements over placebo in reducing the number of micturitions/24h and in the number of urge incontinence episodes/24h. Improvements with the active comparator were below those achieved with fesoterodine. Results of the new variable treatment response required by the EMEA for the first time in a pivotal trial were also statistically significant for both fesoterodine doses. The most frequent adverse event was "dry mouth". The intensity was mild or moderate in most cases. Apart from dry mouth no adverse event occurred in more than 5% of subjects.

The main symptoms of overactive bladder syndrome are urinary frequency and urgency, with or without incontinence. Anti-muscarinic agents such as the innovative compound fesoterodine developed by SCHWARZ PHARMA are being studied clinically to treat these symptoms. Approximately 10% of the population over the age of 40, for most part women, suffer from this disease. Patients are often subject to social isolation due to the constant need to go to the restroom or even wetting themselves.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

Corporate Communications: Antje Witte, Tel: +49 2173 48 1866;
Bettina Ellinghorst, Tel.: +49 2173 48 2329

File No.: 82-4406

SCHWARZ PHARMA

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Press Release - SCHWARZ PHARMA to present Lacosamide Data in Neuropathic Pain on the AAN Congress

SCHWARZ PHARMA to present Lacosamide Data in Neuropathic Pain on the AAN Congress in San Diego

SCHWARZ PHARMA presents phase III data of lacosamide for the treatment of diabetic neuropathic pain at the congress of the American Academy of Neurology (AAN) April 1-8, 2006, in San Diego, USA.

April 6, 2006 - SCHWARZ PHARMA will be presenting the results of a phase III trial on the efficacy and safety of lacosamide for the treatment of diabetic neuropathic pain in a scientific poster exhibition.

The results of this trial demonstrated that lacosamide showed a statistically significant reduction in diabetic neuropathic pain combined with good tolerability at the target dose of 400 mg/day. 90% of the patients who completed the double-blind, placebo-controlled trial decided to continue treatment with lacosamide in open-label follow-on trials. The most common adverse events were dizziness, nausea, headache, fatigue. No clinically relevant changes in safety parameters were identified. The first headline results of this trial have been reported in August 2005.

In this double-blind, placebo-controlled multi-center trial conducted in the United States, 370 patients with painful diabetic neuropathy received either placebo, 200 mg/day, 400 mg/day or 600 mg/day lacosamide for up to 20 weeks. Patients rated their perception of pain twice daily in an electronic patient diary on the Likert scale ranging from 0 - 10. Lacosamide 400 mg/day showed a statistically significant reduction in pain during the last four weeks of treatment in Likert Pain Score (-2.35; p=0.0126), which was the primary efficacy variable. Differences between placebo and lacosamide were statistically significant when compared over the entire titration period, the twelve week maintenance period, and the overall treatment period. In addition, treatment with lacosamide showed significant results with respect to patients' global impression of change in pain (PGIC).

Lacosamide is an investigational anti-convulsant drug with a novel mode of action. The oral drug has been dosed twice daily in clinical trials. SCHWARZ PHARMA is developing lacosamide also for epilepsy. Positive phase III data have been reported recently. This Phase III trial may be considered to be the second pivotal trial in the marketing application for adjunctive therapy in adults with partial seizures.

Neuropathic pain is caused by a functional disorder of the central or peripheral nervous system. In contrast to "normal" pain, neuropathic pain does not serve any warning function. Diabetic neuropathic pain is a very common chronic pain with approximately eleven million diabetics suffering from the consequences of this chronic pain associated with their disease.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

Corporate Communications: Antje Witte, Tel: +49 2173 48 1866;
Bettina Ellinghorst, Tel.: +49 2173 48 2329